Free Writing Prospectus dated January 26, 2021

 Filed pursuant to Rule 433

 Relating to the Preliminary Prospectus Supplement dated

January 26, 2021

 Registration Statement No. 333-236200

TransEnterix Announces $25 Million Bought Deal Offering of Common Stock

RESEARCH TRIANGLE PARK, N.C.--(BUSINESS WIRE)—Jan. 26, 2021-- TransEnterix, Inc. (NYSE American: TRXC) (“TransEnterix” or the “Company”), a medical device company that is digitizing the interface between the surgeon and the patient to improve minimally invasive surgery, today announced that it has entered into an underwriting agreement with H.C. Wainwright & Co. under which the underwriter has agreed to purchase on a firm commitment basis 8,333,334 shares of common stock of the Company at a public offering price of $3.00 per share, less underwriting discounts and commissions. The Company also has granted the underwriter a 30-day option to purchase up to an additional 1,250,000 shares of common stock at the public offering price, less underwriting discounts and commissions. The offering is expected to close on or about January 29, 2021, subject to customary closing conditions.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

The gross proceeds of the offering are expected to be approximately $25 million, prior to deducting underwriting discounts and commissions and estimated offering expenses and excluding the exercise of the underwriter’s option to purchase additional shares. The Company intends to use the net proceeds from this offering for general corporate purposes, including working capital and funding research and development activities.

The shares of common stock are being offered pursuant to an effective registration statement on Form S-3 (File No. 333-236200) that was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 31, 2020 and declared effective on February 10, 2020. The shares of common stock may be offered only by means of a prospectus. A preliminary prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the preliminary prospectus supplement and accompanying prospectus relating to the offering, and the final prospectus supplement and accompanying prospectus relating to the offering, when filed, may be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, New York, NY 10022, by email at placements@hcwco.com or by phone at (646) 975-6996.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TransEnterix

At TransEnterix, Inc., we are digitizing the interface between the surgeon and the patient to improve minimally invasive surgery (MIS) through a new category of care called Digital Laparoscopy. Digitizing the interface enables the use of advanced capabilities like augmented intelligence, connectivity and robotics in laparoscopy, and allows us to address the current clinical, cognitive and economic shortcomings in surgery. Our Senhance™ Surgical System features the first machine vision system for use in robotic surgery which is powered by the new Intelligent Surgical Unit™ (ISU™) that enables augmented intelligence in surgery. The Senhance Surgical System brings the benefits of Digital Laparoscopy to patients around the world while staying true to the principles of value-based healthcare. Learn more about Digital Laparoscopy with the Senhance Surgical System here: https://Senhance.com/. Now available for sale in the US, the EU, Japan, Russia, and select other countries. For a complete list of indications for use, please visit: https://www.transenterix.com/indications-for-use/.

Forward-Looking Statements

This press release includes statements relating proposed underwritten offering of common stock. These statements and other statements regarding our future plans and goals constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties that are often difficult to predict, are beyond our control and which may cause results to differ materially from expectations and include market and other conditions, and whether it will be successfully completed, For a discussion of the risks and uncertainties associated with our business, please review our filings with the Securities and Exchange Commission (SEC). You are cautioned not to place undue reliance on these forward-looking statements, which are based on our expectations as of the date of this press release and speak only as of the origination date of this press release. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

For TransEnterix, Inc.

Investor Contact:

 Mark Klausner, +1 443-213-0501

invest@transenterix.com

 or

 Media Contact:

Terri Clevenger, +1 203-682-8297

terri.clevenger@icrinc.com